SNAZZY BEVERAGES, INC.

# SNAZZY, REDEFINING READY-TO-DRINK COCKTAILS, LETTING YOUR LIQUOR PREFERENCE BE YOUR FLAVOR CHOICE!



snazzybeverages.com San Francisco, CA

## Highlights

1. 🥃 Spirit-based half & half canned cocktail: you choose the base: Vodka, Tequila, Whiskey, Rum
2. Ready-to-drink, shelf-stable, no mixing required
3. Retail partners / distribution: “We’re live in 40+ retail doors in California”
4. Distribution strategy: Start in local retailers, DTC, expand into regional / national retail chains
5. Scalability: Partner with co-manufacturers, leverage contract packing, optimize supply chain
6. Medaled at the San Francisco World Spirits Competition, SIP Awards, and RTD Magazine.
7. Donate to support first responders, active duty military, veterans, and mental health non-profits.
8. InvestBev Accelerator graduate.

## Team



**David Peterson** Founder & CEO SPV Voting Proxy

David is the Founder and CEO of Snazzy Beverages, a fast-growing ready-to-drink cocktail brand known for its award-winning lemonade and iced tea cocktails with real spirits. He leads with a focus on quality, authenticity, and

community.



## Cole Blazer Founder & COO

Cole is returning to the spirits industry after years in automotive and consumer electronics. With a background in mechanical engineering, he's bringing his product development and operations expertise to Snazzy Beverages to drive growth and innovation.



## Alex Harper Advisor

Alex is an Investor Relations and Finance professional with experience in venture capital and investment banking. As a Strategic Advisor to Snazzy, he supports capital planning, go-to-market strategy, and financial modeling as the brand grows.



## Peter Love Advisor

Peter is an Operations, Sales, and Investment professional with experience in sales and startups. As a Strategic Advisor to Snazzy, he supports sales efforts and strategy, capital planning, and go-to-market strategy as the brand grows.



## Mackenzie Gibson Advisor

Mackenzie is a Marketing and Communications professional with experience in marketing, communications, and sales. As a Strategic Advisor to Snazzy, she supports marketing efforts and social media strategy, and go-to-market strategy as the brand grows.

# Why Snazzy?


SNAZZY
DAZZLING COCKTAILS
BRINGING GLAMOUR BACK TO RTDS


Delivering premium taste without pretension that reintroduces glamour to casual drinking, indulgence without irresponsibility.
SNAZZY MAKES COCKTAILS THAT ELEVATE EVERYDAY SOCIAL MOMENTS INTO DAZZLING OCCASIONS – WITHOUT EXCESS
REAL SPIRITS, BOLD FLAVOR, AND A TOUCH OF TIMELESS STYLE IN EVERY CAN.

## **SNAZZY** IS BUILDING THE LEADING CULTURE-DRIVEN ALCOHOL PLATFORM FOR THE NEXT GENERATION OF SOCIAL DRINKING.

## MORE THAN JUST A BEVERAGE.

## A STACK OF **PRODUCT**, **DISTRIBUTION**, **HOSPITALITY** AND **ENTERTAINMENT**.



**A culturally relevant, premium, vertically integrated alcohol platform rooted in glamour, control, and elevated social experiences.**

## THE CULTURAL PROBLEM

**Modern drinkers are stuck between excess and emptiness.**

We're operating in a paradox moment:

- Wellness is mainstream
- Moderation is rising
- Economic caution is real
- Third spaces are disappearing

***But desire remains.***

As outlined in the strategy:
*Indulgence hasn't gone away —*
***it's become more intentional.***

CATEGORY GROWTH

**22.6%** CAGR

RTD is the #1 growth category, and passed vodka this year #1 drink category, in U.S. spirits. Consumers are leaving beer — but most RTDs still rely on malt bases.

MARKET SIZE

**$13.6B**

U.S. canned cocktail market (2025). This isn't niche — it's a structural shift in drinking behavior.

THE GAP

**87%** of consumers want spirit-based RTDs

87% want

18% exist

Demand for premium, liquor-based options is massive — but supply hasn't caught up.

**THE ALCOHOL INDUSTRY HASN'T EVOLVED WITH THE MODERN DRINKER.**

THE GREAT SHIFT: A NEW ERA OF INTENTIONAL INDULGENCE

## WE'RE LIVING IN AN ERA OF NEW WAVE HEDONISM

SHIFTING ATTITUDES TO ALCOHOL AND SOCIALISING ARE RESHAPING THE WAY WE LET LOOSE



**HOME ENTERTAINMENT**

Nearly two-thirds (64%) of consumers globally tend to attend parties at home rather than big out-of-home events and clubs
— Havas


a little treat
me

**LITTLE TREAT CULTURE**

48% of US Gen Zers saying they want to 'live for today', 'doom spending' – the practice of impulse splurges to assuage feelings of anxiety – has become a coping mechanism
— Investopedia



**MAXXED OUT EXPERIENCES**

In the US, 60% of Gen Zers would skip a major life event (a friend's wedding or a family vacation) if they could be in the front row for their favourite artist's live performance
— Business Insider



**ZEBRA STRIPING**

In May 2023, 67% of sober-curious Americans said they still consume or buy alcohol
— YouGov

## THE MODERN HEDONIST

Intentional Indulgence in a High-Pressure World

**We are entering an era of New Wave Hedonism.**
Indulgence hasn't disappeared. It has **evolved.**

**WHO THEY ARE**
Aspirational 25–39 year olds
**Working hard. Living for the reward.**
Quality over excess — elevated everyday upgrades.

**WHAT DRIVES THEM**
- ✔ Everyday upgrades
- ✔ Authentic indulgence
- ✔ Affordable luxury
- ✔ Elevated simplicity
- ✔ Social connection

**THEY REJECT**
- ✖ Overpriced excess
- ✖ Fake premium
- ✖ Empty flashiness
- ✖ Anything try-hard

**THEIR DRINKING TENSION**
They don't want more alcohol, and they don't want to quit either. **They want better.**
Spirit-based, real ingredient quality that keeps them in control.

**THE INSIGHT** Not anti-alcohol. Anti-wasteful indulgence. **Snazzy is built for this shift.**

## SNAZZY DELIVERS A PREMIUM CANNED COCKTAIL MADE WITH **REAL SPIRITS**, LETTING CONSUMERS **CHOOSE THEIR LIQUOR BASE** INSTEAD OF SETTLING FOR CHEAP MALT ALTERNATIVES.


No Malt Liquor
Real Spirits
Real Juices
Real Tea
Decaf
Non-Carbonated
No High Fructose Corn Syrup
No Artificial Flavors
10% Alc. by Vol.
VODKA COCKTAIL
WITH LEMONADE & ICED TEA
12 FL (355ML) 10% ALC. BY VOL.
VODKA WITH NATURAL FLAVORS
Content Net
12oz (355mL)
4-Pack Retail Prices:
Brick & Mortar - $16.99($4.25/can)
E-Commerce — $19.99($4.99/can)
8-Pack Retail Prices:
Brick & Mortar - $27.99($3.50/can)
E-Commerce — $29.99($3.75/can)


★ ★ ★ AWARD-WINNING TASTE! ★ ★ ★
SAN FRANCISCO WORLD SPIRITS COMPETITION
SIP AWARDS INTERNATIONAL SPIRITS COMPETITION
RTD READY-TO-DRINK MAGAZINE
SNAZZY
TEQUILA COCKTAIL
WHISKEY COCKTAIL
VODKA COCKTAIL
RUM COCKTAIL
COCKTAIL VARIETY PACK

## LESSONS FROM YEAR 1 (INCUBATION → ACCELERATION)

| | |
|---|---|
| **Product Validated**<br>Award-winning liquid, strong positive consumer feedback | **Branding Failed to Communicate**<br>Confusion (seltzer vs cocktail) limited pull |
| **Focus Matters**<br>Over-expanded too early; strongest traction in SF Bay Area | **Distribution Reality**<br>Sales reps underperformed; need owned execution |
| **Velocity > Distribution**<br>Sell-through is the key metric at this stage | **Path to Improving Unit Economics**<br>25% GM not viable; targeting 50%+ (future production runs will lower COGs) |
| **Retail Relationships Matter**<br>Direct buyer feedback > distributor assumptions | **Events Worked to Convert Sales**<br>Shift to high-ROI, trackable channels |

### What Changed (2026 Reset)

**Rebrand** → clear, premium positioning

**Lean ops** → reduced burn, disciplined spend

**Self-distribution** → control sales + velocity

**Geographic focus** → dominate SF Bay Area first


SNAZZY

*We identified the bottleneck and now control it.


OLD BRANDING
GREAT PRODUCT, WEAK SIGNAL
"We're like a confused hard seltzer"
SNAZZY
VARIETY PACK | 8 CANS
We have a great product but our look wasn't living up to the liquid or communicating well enough what the product is.


NEW BRANDING


RUM COCKTAIL
VODKA COCKTAIL
COCKTAIL VARIETY PACK
WHISKEY COCKTAIL
TEQUILA COCKTAIL
Our look now lives up to the liquid, matches the energy of the name "Snazzy", and has improved hierarchy that clearly explains what the product is.

## BRAND MANIFESTO

Somewhere along the way, we let the everyday become beige.
Casual became the default. And fun became functional.

We say it's time to bring the glamour back.
To make the simple act of opening a can feel like stepping into the spotlight. Because we don't just look the part — we taste it.

Crafted with all-natural, high-quality ingredients,
Every Snazzy packs a delicious 10% punch.

For the modern hedonists who don't wait for permission.

Their fun is self-made, their confidence self-poured.

Snazzy isn't just a cocktail— it's a whole mood.
It's the sparkle of anticipation before the night starts.
The wink from across the room. The sip that sparks the ordinary into an occasion with dazzling decadence.

# SNAZZY FRAMEWORK

| NEED | PURPOSE | REASONS TO BELIEVE | CHARACTER |
|---|---|---|---|
| I want indulgences that elevate the moment without compromising my priorities | Spark the ordinary into an occasion | All Natural Ingredients<br>Liquor First Versatility<br>Decadent Taste Experience | Flirty, Sophisticated, Unapologetic |

## BRAND IDEA

We're here to ignite the twinkle of anticipation at your social occasions with

**DAZZLING DECADENCE**

*THE ELEVATED SOCIAL SIP*

# WHERE SNAZZY WINS

| | SNAZZY | TWISTED TEA | ARNOLD PALMER SPIKED | mike's | Surfside | SUN CRUISER | HIGH NOON | TRULY HARD SELTZER | WHITE CLAW | CUTWATER |
|---|---|---|---|---|---|---|---|---|---|---|
| Liquor Preference as Flavor Choice | ✓ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ |
| Real Spirits (No Malt Liquor) | ✓ | Malt Liquor | Malt Liquor | Malt Liquor | only Vodka | only Vodka | only Vodka & Tequila | Malt Liquor | Malt Liquor | ✓ |
| All Natural Ingredients | ✓ | ✗ | ✗ | ✗ | ✗ | ✗ | "Non-Nutritive Sweetener" | ✗ | ✓ | ✓ |
| 10% or More Alc. by Vol. | 10.0% | 5.0% | 5.0% | 5.0% | 4.5% | 4.5% | 4.5% | 5.0% | 5.0% | 7.0%-12.5% |
| Non-Carbonated | ✓ | ✓ | ✓ | ✗ | ✓ | ✓ | SOME | ✗ | ✗ | SOME |
| Decaf | ✓ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | SOME |

## CATEGORY

WE ARE CARVING OUT A CATEGORY SPACE OF OUR OWN THAT COMBINES THE APPROACHABILITY OF SELTZERS WITH THE SOPHISTICATION OF COCKTAILS


Keep it Light
PREMIUMISING RTD WITHOUT THE SERIOUSNESS
VIA CAROTA
TipTop PROPER COCKTAILS


SELTZERS & HARD TEA:
Sun-soaked breeziness
COCKTAILS:
Serious craft


KEY BUSINESS METRICS
SIMPLE, HIGH-MARGIN, SCALABLE UNIT ECONOMICS
$67 WHOLESALE PER CASE (X6)
$11.17 WHOLESALE
$16.99 MSRP
4-PACK SINGLE FLAVOR
For the Drinker that knows their alcohol base
$58 WHOLESALE PER CASE (X3)
$19.33 WHOLESALE
$27.99 MSRP
8-PACK VARIETY
For social events with multiple alcohol preferences
$2.01
Unit Costs per Can
$150
Base Lifetime Value Estimate
GEOGRAPHIC GROWTH
Expansion state by state across the U.S.


DRIVING ARR GROWTH THROUGH MARKET EXPANSION + BRAND VELOCITY
FROM LOW-MARGIN STARTUP TO HIGH-MARGIN SCALE ENGINE
Projected Revenue
$6,000,000
$4,000,000
$2,000,000
$0
2025
2026
2027
2028
2029
345 cases sold
$20,000
~1,000 cases sold
$62,000
~5,000 cases sold
$310,000
~20,000 cases sold
$1,240,000
~89,000 cases sold
$5,800,000
CURRENT MONTHLY BURN RATE: $5,000
*Projections are forward looking and not guaranteed
1st Production + Leveraging 3PL Tier 2 Licensing
Case COGS: $48.24
Avg. Case Price: $54.33
Profit Margin: 11.16%
1st Production + Self-Distribution & Rebrand
Case COGS: $48.24
Avg. Case Price: $62.00
Profit Margin: 25.86%
2nd Production + Self-Distribution + Regional Distribution
Case COGS: $34.81
Avg. Case Price: $65.07
Profit Margin: 46.50%
3rd Production + Local Self-Distribution + Regional Distribution Expansion
Case COGS: $31.21
Avg. Case Price: $65.07
Profit Margin: 35.77%
4th Production (and beyond) + Local Self-Distribution + Regional & National Distribution Expansion
Case COGS: $23.81
Avg. Case Price: $65.07
Profit Margin: 63.41%

All projections are forward looking and not guaranteed.


WE DON'T OUTSOURCE VELOCITY—WE CREATE IT
Velocity is our #1 KPI at this stage
2025 baseline:
1.0 case /account/ month
2026 target:
≥ 2.7 cases / account / month
Premium accounts target: 5+ cases / month
Founder-Led Sales Engine (Primary Driver)
Same-day demos → immediate sell-through
Rapid restocking to high-performing accounts
Direct relationships with every key buyer
*No reliance on underperforming distributor reps
Weekly Execution System (Repeatable)
5 demos/week
6 new placements/week
50+ account touch points/week
Clear Path to 1,000 Cases Sold (2026)
68 retail Bay Area accounts (0.84% Bay Area penetration)
+6 new accounts/month
~1,000 cases annual sell-through
Why This Wins
Founder hustle > distributor inefficiency
Faster feedback loop → optimize in real time
Hyper-local focus → tighter control, higher velocity

All projections are forward looking and not guaranteed.


A VERTICAL ALCOHOL PLATFORM IN THE MAKING BUILT FOR THE MODERN HEDONIST.
A next-generation beverage platform that controls the full stack—from product to distribution to culture to data.
Multiple Revenue Channels Unlocked
THE NEW STRUCTURE
Snazzy = beverage + culture + social experience.
PHASE 2
MODERN HEDONIST HOLDINGS, INC.
DE C-Corp
PHASE 1
(0-12mo)
Snazzy Beverages, Inc.
PHASE 2
(6-12mo)
Modern Hedonist Labs, Inc.
PHASE 3
(12-18mo)
Distribution, LLC
PHASE 4
(12-18mo)
Hospitality Group, LLC
PHASE 5
(18-30mo)
Entertainment, LLC
PHASE 6
(36-48mo)
Distilling Company, LLC

*Focused on phase 1
=Win SF bay area 1st

- Foundation for platform expansion
- Creates pull-through for distribution + partnerships

asset / spinout

- Enables portfolio expansion
- Builds defensible local moat (SF Bay Area)
- Creates standalone sellable asset

- Content engine for social + marketing
- Real-world testing ground for products + concepts
- Strengthens community + repeat engagement

- Expands beyond beverage into lifestyle platform

- Opens new B2B revenue stream
- Increases enterprise valuation
- Positions company as full-stack beverage platform

Projections are forward looking and not guaranteed

# PHASE 1: SELF-DISTRIBUTION

Most RTDs don't control this layer.

**Snazzy holds**
- Federal wholesaler/importer license
- California Tier-2 distribution

**Industry Shift**
- Distributor consolidation → overcrowded portfolios
- Reduced sales support → brands underserved
- Slow, infrequent delivery + service gaps
- Ongoing compliance issues

**Our Edge**
- Licensed to self-distribute (rare advantage)
- High-touch, boutique retail relationships
- Same-day / faster fulfillment
- Full control of sales + distribution
- Margin Capture

**Expansion**
- Add complementary brands to portfolio
- Monetize via storage, delivery, and sales services


DIRECT RETAIL &
LOCAL DELIVERY
OWNER-OPERATED
B2B FULFILLMENT

**Why Snazzy Wins**
- Product: real spirits + variety pack innovation
- Brand: cultural positioning (modern hedonist)
- Distribution: self-distribution (rare)
- Model: vertical stack (future upside)

# PHASE 2:MODERN HEDONIST LABS

## Snazzy "Sweet Spot" App

- Brand extension to drive awareness + deepen engagement
- Supports the modern drinker's lifestyle
- First step toward our vertical stack

**What It Does**
- Guides users to stay in the "ideal buzz" zone
- Helps pace consumption throughout the night
- Reduces overconsumption

**Strategic Value**
- Reinforces positioning: *Elevated. Controlled. Intentional.*
- Builds brand loyalty + daily utility
- Consumer brand + tech ecosystem

**Role in Business**
- Not core revenue driver (yet)
- Enhances the core beverage brand

**Future Vision**
- Integrations with WHOOP, Apple Watch, Garmin, and other biometric platforms
- Personalized insights across health, lifestyle, and alcohol consumption


SweetSpotTrackr
CURRENT BAC
0.041
Sweet Spot
PEAK TONIGHT
0.041%
TIME TO SOBER
3h 45m
You're in the Sweet Spot!
Perfect buzz level. Consider slowing down to maintain this feeling.
Add a Drink

TURNING PROVEN DEMAND INTO SCALED VELOCITY

## INVESTMENT **OPPORTUNITY**

We are raising a total of **$1.8M** to expand in the California market.

**$848,952**
**Raised to date**
**(50% Filled)**

| LAUNCH Round | VALIDATE Round | Combined SCALE Round | |
|---|---|---|---|
| Safe Series 1<br>$300,952<br>(closed) | Safe Series 2<br>$548,000<br>(closed) | WeFunder Community Raise<br>$124,000<br>(open) | SAFE Series 3<br>$826,000<br>(open) |

**STILL AVAILABLE = $950K**

*Hit $300K goal
**Safe Series 1 Investment Terms:**
- Minimum Investment of $10,000
- $1.5M Valuation Cap or 20% discount

**(accredited investors only)**

*Hit $500K goal
**Safe Series 2 Investment Terms:**
- Minimum Investment of $10,000
- $5M Valuation Cap or 20% discount

**(accredited investors only)**

**WeFunder Community Allocation Investment Terms:**
- Minimum Investment of $100
- $7M Valuation Cap or 20% discount

**(accredited and non-accredited investors)**

**Safe Series 3 Investment Terms:**
- Minimum Investment of $10,000
- $7M Valuation Cap or 20% discount

**(accredited investors only)**

*Earlier SAFEs were closed at lower caps to reward early investors. Current round reflects market traction and updated valuation.

*SAFE Series 1 and 2 capital was deployed to launch the brand, secure initial distribution, and validate early market demand—milestones which have since been achieved.

*WeFunder and SAFE Series 3 share identical terms; WeFunder is designed for broader participation, while SAFE Series 3 is for direct accredited investors.

**This capital doesn't fund experiments—it funds velocity, margin expansion, and market ownership.**

# THE FUNDING PART

CAPITAL → VELOCITY → MARKET OWNERSHIP

We are raising $651,048 to accelerate growth post rebrand, with 40% allocated to strategic marketing, 30% to working capital to support production and operations, and 30% to expanding our sales initiatives.

**$120,000**
Full Re-Brand cost

TOTAL: $651,048


Marketing
40%
Working Capital
30%
Expand Sales Team
30%

**Supports production + inventory flow**
- Fund next production runs (lower COGS)
- Maintain in-stock across key accounts
- Enable rapid restocking (same-day delivery)

→ **Outcomes:**
- **Gross margin expansion: 25% → 45%+**
- No lost sales from stockouts
- Supports next production scale

**Drives demand + velocity at shelf**
- 150+ in-store demos & tastings
- Hyper-local Bay Area brand density
- Influencer + content engine

→ **Outcomes:**
- **60–80 cases/week from demos alone**
- **10–15% demo conversion**
- Increased reorder rates + brand pull

**Founder-led velocity engine**
- Demo team (2 reps + incentives)
- Sales infrastructure + logistics
- Retail activation (displays, placements)

→ **Outcomes:**
- **210 cases/week sell-through**
- **162 active retail accounts**
- **≥2.7 cases/account/month velocity**

## BUILT FOR STRATEGIC EXIT AT SCALE

### EXIT GOAL

*Comparable companies in our industry have exited at 10x-16x EBITDA multiple.*

### EXIT VALUATION RANGE

**$150M** - Lower End Exit Valuation

| | |
|---|---|
| 10x EBITDA multiple | Revenue = $60M (2.5x Multiple) |
| EBITDA = $15M | Cases Sold = 500,000 |

**$235M** - Average Exit Valuation

| | |
|---|---|
| 12.29x EBITDA multiple | Revenue = $76.4M (3x Multiple) |
| EBITDA = $19.1M | Cases Sold = 636,666 |

**$500M** - Optimal Exit Valuation

| | |
|---|---|
| 16x EBITDA multiple | Revenue = $125M (4x Multiple) |
| EBITDA = $31.25M | Cases Sold = 1,041,666 |

*Exit valuation range applies only to Snazzy Beverages, Inc. (Phase 1)

### M&A Prospects

BOSTON BEER co. · ESTD 1984 · Constellation Brands · DIAGEO · E&J. Gallo Winery · MOLSON COORS beverage company · SAZERAC

### Private Equity

ALPINE · CICPARTNERS · KEYSTONE CAPITAL · Sentinel CAPITAL PARTNERS · SHORE Capital Partners · VMG

25

## RECENT ACQUISITIONS: CATEGORY PRECEDENT

*"Great brands take time to build"...it can take 5-15 years*

**BuzzBallz**
-Acquired by Sazerac in 2024 for $500M
-Founded in 2009
-Estimated 10x EBIDTA Multiple
-Reportedly valued at $1B at the time of acquisition

**Austin Cocktails**
-Acquired by Constellation Brands in 2022 (price not disclosed)
-Founded in 2012

**On The Rocks Premium Cocktails**
-Acquired by Suntory Global Spirits in 2020 (price not disclosed)
-Founded in 2015

**Loyal Nine Cocktails**
-Acquired by Diageo in 2021 (price not disclosed)
-Founded in 2009

**Cutwater**
-Acquired by Anheuser-Busch in 2019 (price not disclosed), was originally acquired by Constellation Brands under Ballast Point's spirits arm for $1B in 2015
-Founded in 2016

**BeatBox**
-Acquired 85% (with path to 100% after 5 years) ownership by Anheuser-Busch in 2025 with a purchase price of $490M
-Founded in 2011

26

## ALIGNED WITH THE FUTURE OF CONSCIOUS CONSUMPTION

**Mental Health Alignment**
- Built on a core belief: *Indulgence without excess*
- Promotes mindful consumption over binge culture
- Encourages balance, awareness, and control

**How We Show Up**
- Messaging centered on moderation + intention
- Product design that supports controlled drinking occasions
- "Sweet Spot" App → tools for pacing + self-awareness

**Community Impact**
- Partnerships with mental health organizations (future + ongoing)
- Event programming that prioritizes safe, social experiences
- Open dialogue around alcohol + well-being

**Why It Matters**
- Aligns with the modern consumer's focus on mental fitness
- Differentiates from legacy alcohol brands
- Builds trust, loyalty, and long-term brand equity

**Positioning**
*Drink better. Feel better. Stay in control.*

**Snazzy Supports Mental Health Causes**

onelove · The Herostrong Project · National First Responders Fund · JED The Jed Foundation · NAMI National Alliance on Mental Illness · K9s for Warriors · MHA Mental Health America · Wounded Warrior Project

27

WE FIXED THE BRAND. WE CONTROL DISTRIBUTION. NOW WE SCALE.

## BUILDING THE NEXT GENERATION ALCOHOL PLATFORM

A premium, culture-driven brand for the modern drinker

A high-margin, self-distribution engine others don't control

A scalable platform across product, distribution, and data

✓ **We proved demand.**

✓ **We fixed the brand.**

✓ **We now control the system.**

**Now we scale.**


SNAZZY
RUM COCKTAIL
VODKA COCKTAIL

28

## STAY SNAZZY!




DAVID PETERSON
Co-Founder & CEO
COLE BLAZER
Co-Founder & COO
ALEX HARPER
Advisor
PETER LOVE
Advisor
KENZIE GIBSON
Fractional CMO
SNAZZY
DAZZLING COCKTAILS
29

## Investment Structure: SAFE

This investment is structured as a **safe**, meaning investors' investment will **convert into equity** at a future funding event, rather than being a fixed return or revenue-share deal.

Here's how it works:

- **Discount for Early Investors:** 20% discount on the share price at the next qualified equity round.
- **Valuation Cap:** $10 million—meaning your investment converts at this valuation if the next round is priced higher.

**Example of a Potential Investor Scenario**

- If you invest **$10,000**, and we raise a future equity round at a **$15M valuation**, your SAFE converts at the **better of the valuation cap or 20% discount**.
- **Valuation Cap:** Your investment converts at the **$10M valuation cap**, giving you **1.5x more equity** compared to new investors entering at the $15M valuation.
- **Discount Clause:** If the next round is priced below **$12.5M** (i.e., 20% less than $15M), your SAFE instead converts at that **discounted price**, ensuring you always receive the most favorable terms.

This structure is designed to reward early investors with **lower entry prices and more equity upside**, aligning our success with yours.

---

**This is not our Seed round.**

This is a **community raise** designed to bring our earliest supporters, customers, and brand believers onto our cap table ahead of a future institutional Seed round.

## Why We're Raising This Round

This community raise allows us to:

- Expand production and inventory
- Grow distribution and retail partnerships
- Invest in brand awareness and experiential marketing
- Extend runway as we prepare for a **priced Seed round**

This structure gives supporters early access while allowing the company to set valuation later, once additional milestones are achieved.

## What Comes Next

Following this WeFunder raise, Snazzy plans to pursue a **priced Seed financing** led by institutional and strategic investors.

The valuation of that round will be determined at the time of pricing based on:

- Revenue growth
- Distribution expansion
- Brand traction
- Operating performance

## Important Note for Investors

The valuation cap on this SAFE is **not a company valuation today**.

It is a mechanism to reward early supporters for taking risk before the next priced round.

## Why WeFunder

We believe the best brands are built alongside their communities.

WeFunder allows our customers, fans, and partners to become owners — not just consumers.

---

**Disclaimer**

This presentation contains forward-looking statements, including but not limited to projections, plans, and strategies. These statements are based on current assumptions and expectations, which involve risks and uncertainties that could cause actual results to differ materially. Snazzy (Snazzy Beverages, Inc.) makes no representations or warranties, expressed or implied, regarding the accuracy, completeness, or reliability of the information contained herein.

Recipients are responsible for conducting their own independent due diligence and obtaining their own legal, tax, and financial advice before making any investment decision. Nothing in this presentation constitutes legal, tax, financial, or other advice.

Delivery of this presentation does not imply any obligation on the part of Snazzy (Snazzy Beverages, Inc.) to proceed with any transaction or financing.